UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 5)*

INNOVATIVE FOOD HOLDINGS, INC.
(Name of Issuer) COMMON STOCK

(Title of Class of Securities)

45772H202
(CUSIP Number)

DENVER J. SMITH
52 CARLSON DRIVE
MILFORD, CT 06460
(405) 830 - 3274

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
05/18/18
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.	45772H202	Page 2 of 14 Pages
1		NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
Denver J. Smith
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒
(b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS)
PF
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION
United States Of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
772,679 shares
	8	SHARED VOTING POWER
929,124 shares
	9	SOLE DISPOSITIVE POWER
772,679 shares
	10	SHARED DISPOSITIVE POWER
929,124 shares
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,701,803 shares
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE(SEE INSTRUCTIONS) ☐
(SEE INSTRUCTIONS)
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.0%
14		TYPE OF REPORTING PERSON
IN

CUSIP No.	45772H202	Page 3 of 14 Pages
1		NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
CRC Founders Fund, LP 81-2726593
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒
(b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
78,500 shares
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
78,500 shares
	10	SHARED DISPOSITIVE POWER
0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
78,500 shares
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE(SEE INSTRUCTIONS) ☐
(SEE INSTRUCTIONS)
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.2%
14		TYPE OF REPORTING PERSON
PN

CUSIP No.	45772H202	Page 4 of 14 Pages
1		NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
Donald E. Smith
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒
(b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS)
PF
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION
United States Of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
26,000
	8	SHARED VOTING POWER
804,804 shares
	9	SOLE DISPOSITIVE POWER
26,000
	10	SHARED DISPOSITIVE POWER
804,804 shares
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
830,804 shares
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE(SEE INSTRUCTIONS) ☐
(SEE INSTRUCTIONS)
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
2.5%
14		TYPE OF REPORTING PERSON
IN

CUSIP No.	45772H202	Page 5 of 14 Pages
1		NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
Richard G. Hill
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒
(b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS)
PF
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION
United States Of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
39,300 shares
	8	SHARED VOTING POWER
45,820 shares
	9	SOLE DISPOSITIVE POWER
39,300 shares
	10	SHARED DISPOSITIVE POWER
45,820 shares
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
85,120 shares
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE(SEE INSTRUCTIONS) ☐
(SEE INSTRUCTIONS)
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.3%
14		TYPE OF REPORTING PERSON
IN

CUSIP No.	45772H202	Page 6 of 14 Pages
1		NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
Samuel N. Jurrens
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒
(b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS)
PF
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION
United States Of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
51,349 shares
	8	SHARED VOTING POWER
78,500 shares
	9	SOLE DISPOSITIVE POWER
51,349 shares
	10	SHARED DISPOSITIVE POWER
78,500 shares
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
129,849 shares
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE(SEE INSTRUCTIONS) ☐
(SEE INSTRUCTIONS)
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.4%
14		TYPE OF REPORTING PERSON
IA, IN

CUSIP No.	45772H202	Page 7 of 14 Pages
1		NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
73114 Investments, LLC 26-3607132
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒
(b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION
Oklahoma
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
744,804
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
744,804
	10	SHARED DISPOSITIVE POWER
0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
744,804 shares
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE(SEE INSTRUCTIONS) ☐
(SEE INSTRUCTIONS)
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
2.2%
14		TYPE OF REPORTING PERSON
CO

CUSIP No.	45772H202	Page 8 of 14 Pages
1		NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
Youth Properties, LLC 27-2901108
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒
(b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION
Oklahoma
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
60,000 shares
	8	SHARED VOTING POWER
0 shares
	9	SOLE DISPOSITIVE POWER
60,000 shares
	10	SHARED DISPOSITIVE POWER
0 shares
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
60,000 shares
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE(SEE INSTRUCTIONS) ☐
(SEE INSTRUCTIONS)
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.2%
14		TYPE OF REPORTING PERSON
CO

CUSIP No.	45772H202	Page 9 of 14 Pages
1		NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
Paratus Capital, LLC 46-0672795
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒
(b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION
Oklahoma
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
45,820 shares
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
45,820 shares
	10	SHARED DISPOSITIVE POWER
0 shares
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
45,820 shares
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE(SEE INSTRUCTIONS) ☐
(SEE INSTRUCTIONS)
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.1%
14		TYPE OF REPORTING PERSON
PN

EXPLANATORY NOTE

This Amendment No. 5 to Schedule 13D (“Amendment No. 5”) amends and supplements the prior statement on Schedule 13D (the “Schedule 13D”) as filed on May 4, 2017, amended on July 19, 2017 (“Amendment No. 2”), further amended on July 27, 2017 (“Amendment No. 3”), and further amended on January 2, 2018 (“Amendment No. 4”). This amendment is being filed by (i) Denver J. Smith, (ii) CRC Founders Fund, LP (iii) Donald E. Smith, (iv) Richard G. Hill, (v) Samuel N. Jurrens, (vi) 73114 Investments, LLC, (vii) Youth Properties, LLC, and (viii) Paratus Capital, LLC who are collectively referred to as the “Reporting Persons”, related to shares of common stock of Innovative Food Holdings, Inc., a Florida Corporation (the “Issuer”), whose principal executive offices are located at 26411 Race Track Rd, Bonita Springs, FL 34135. Each item below amends and supplements the information disclosed under the corresponding item of the Schedule 13D, Amendment No. 2, Amendment No. 3, and Amendment No. 4. Except as indicated herein, the information set forth in the Schedule 13D remains unchanged in all material respects. Unless otherwise indicated, all capitalized terms used herein but not defined shall have the same meanings as set forth in the Schedule 13D.

This Amendment No. 5 is being filed to update the Reporting Persons beneficial ownership in securities of the Issuer due to a new member being added to the filing group.

Item 1.	Security and Issuer.

There are no amendments to Item 1 of the Schedule 13D pursuant to this Amendment No. 5.

Item 2.	Identity and Background.

(a) This Amendment No. 5 to Schedule 13D is filed by (i) Denver J. Smith, (ii) CRC Founders Fund, LP (iii) Donald E. Smith, (iv) Richard G. Hill, (v) Samuel N. Jurrens, (vi) 73114 Investments, LLC, (vii) Youth Properties, LLC, and (viii) Paratus Capital, LLC who are collectively referred to as the “Reporting Persons”.

(b) The business address for Denver J. Smith is 52 Carlson Drive, Milford, CT, 06460. The business address for CRC Founders Fund, LP is 52 Carlson Drive, Milford, CT, 06460. The address of Donald E. Smith is 6501 Oak Heritage Trail, Edmond, OK, 73025. The address of Richard G. Hill is 8543 Glencrest Lane, Dallas, TX, 75209. The address of Samuel N. Jurrens is 3109 Robin Ridge Rd, Oklahoma City, OK, 73120. Both 73114 Investments, LLC, and Youth Properties, LLC are located at 6501 Oak Heritage Trail, Edmond, OK, 73025. Paratus Capital, LLC, is located at 52 Carlson Drive, Milford, CT 06460.

(c) Denver J. Smith is the Chief Investment Officer of 73114 Investments, LLC, he is the Chief Strategy Officer and part owner of Paratus Capital, LLC. 73114 Investments, LLC, and Paratus Capital, LLC, are both primarily in the business of investing in securities. Denver J. Smith is also the Co-Chief Investment Officer and a founding partner of Carlson Ridge Capital, LLC. Carlson Ridge Capital, LLC, is located at 52 Carlson Drive, Milford, CT, 06460. Carlson Ridge Capital, LLC is an investment advisor to hedge funds, including CRC Founders Fund, LP. Denver J. Smith has shared voting and dispositive power for shares held by Paratus Capital, LLC, 73114 Investments, LLC, Youth Properties, LLC, and CRC Founders Fund, LP. Donald E. Smith is the Chief Executive Officer of 73114 Investments, LLC, and he is also the Chief Executive Officer of Youth Properties, LLC. Youth Properties, LLC, is primarily in the business of investing in securities. Donald E. Smith has shared voting and dispositive power for shares held by 73114 Investments, LLC, and Youth Properties, LLC. Richard G. Hill is a Partner at Mckinnon Holdings. He is also part owner and President of Paratus Capital, LLC. He has shared voting and dispositive power for shares held by Paratus Capital, LLC. Samuel N. Jurrens is the Co-Chief Investment Officer and a founding partner of Carlson Ridge Capital, LLC. Samuel N. Jurrens has shared voting and dispositive power for shares held by CRC Founders Fund, LP. Samuel N. Jurrens is also the Chief Investment Officer of F.I.G Financial Advisory Services, Inc, F.I.G is a Registered Investment Advisor with principal business offices located at 9211 Lake Hefner Parkway, Suite 109, Oklahoma City, OK, 73120. All shares directly owned by Mr. Jurrens are held in personal accounts, and are not held by any of F.I.G.’s advisory clients.

(d) There are no amendments to part (d) of Item 2 of the Schedule 13D pursuant to this Amendment No. 5.

(e) There are no amendments to part (e) of Item 2 of the Schedule 13D pursuant to this Amendment No. 5.

(f) There are no amendments to part (f) of Item 2 of the Schedule 13D pursuant to this Amendment No. 5.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended to add the declaration that CRC Founders Fund, LP acquired its shares with working capital. All other aspects of Item 3 remain unchanged from the information provided in Amendment No. 4.

Item 4.	Purpose of Transaction.

There are no amendments to Item 4 of the Schedule 13D pursuant to this Amendment No. 5.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended to read in its entirety as follows:

(a)
Please reference pages 2 through 9 of this filing for this information as it pertains to individuals that are part of the filing group. The Reporting Persons, acting collectively as a group, have beneficial ownership of 1,818,452 shares, or 5.38% of the common shares outstanding of the Issuer based on 33,805,106 shares outstanding as given on the first page of the most recently filed 10-Q.

(b)	Please reference pages 2 through 9 of this filing for this information.

(c)	A list of all transactions in shares of the issuer over the past 60 days has been attached to this Amendment No. 5 as Exhibit B.

(d)	Not applicable.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

On April 17, 2018 Denver Smith notified the company in writing that the non-disclosure agreement previously entered into with the Issuer, previously filed as an exhibit to Amendment No. 3, was being terminated.

Item 7.	Material to be Filed as Exhibits.

The following has been attached: Exhibit A is an updated joint filing agreement filed in accordance with the provisions of Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended (the “Act”), and Exhibit B is a list of all transactions in the Issuer’s securities over the last 60 days made by the Reporting persons.

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 23, 2018	/s/ Richard G. Hill
Richard G. Hill

Dated: May 23, 2018	/s/ Samuel N. Jurrens
Samuel N. Jurrens

Dated: May 23, 2018	/s/ Donald E. Smith
Donald E. Smith

Dated: May 23, 2018	/s/ Denver J. Smith
Denver J. Smith

Dated: May 23, 2018	Paratus Capital, LLC

	By:	/s/ Denver J. Smith
Name: Denver J. Smith
Title: Chief Strategy Officer

Dated: May 23, 2018	73114 Investments, LLC

	By:	/s/ Denver J. Smith
Name: Denver J. Smith
Title: Chief Investment Officer

Dated: May 23, 2018	Youth Properties, LLC

	By:	/s/ Donald E. Smith
Name: Donald E. Smith
Title: Chief Executive Officer

Dated: May 23, 2018	CRC Founders Fund, LP

	By:	/s/ Denver J. Smith
Name: Denver J. Smith
Title: Lead Manager

EXHIBIT A

JOINT FILING AGREEMENT PURSUANT TO RULE 13D-1(K)(1)

The undersigned hereby agree that the foregoing statement on Schedule 13D is filed on behalf of each of the undersigned in accordance with the provisions of Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended (the “Act”), and that all subsequent amendments to this statement on Schedule 13D may be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements.

Dated: May 23, 2018	/s/ Richard G. Hill
Richard G. Hill

Dated: May 23, 2018	/s/ Samuel N. Jurrens
Samuel N. Jurrens

Dated: May 23, 2018	/s/ Donald E. Smith
Donald E. Smith

Dated: May 23, 2018	/s/ Denver J. Smith
Denver J. Smith

Dated: May 23, 2018	Paratus Capital, LLC

	By:	/s/ Denver J. Smith
Name: Denver J. Smith
Title: Chief Strategy Officer

Dated: May 23, 2018	73114 Investments, LLC

	By:	/s/ Denver J. Smith
Name: Denver J. Smith
Title: Chief Investment Officer

Dated: May 23, 2018	Youth Properties, LLC

	By:	/s/ Donald E. Smith
Name: Donald E. Smith
Title: Chief Executive Officer

Dated: May 23, 2018	CRC Founders Fund, LP

	By:	/s/ Denver J. Smith
Name: Denver J. Smith
Title: Lead Manager

EXHIBIT B

Transactions In Shares Of The Issuer Within The Last 60 Days

Group Member	Action	Date	Quantity	Avg. Price Per Share
CRC Founders Fund	Open Market Purchase	5/18/18	40,000	$0.82
CRC Founders Fund	Open Market Purchase	5/22/18	15,000	$0.80
CRC Founders Fund	Open Market Purchase	5/23/18	23,500	$0.79